Beau
Segal



Experience

1971–1974
Studio & Touring Musician (drummer), NYC • worked with Judy Collins, Chip Taylor, Leonard Cohen, Phoebe Snow, others.

1975-1984
Studio & Touring Musician, LA • worked with Warren Zevon, Kim Carnes, Tanya Tucker, Andrew Gold, Bernie Leadon (Eagles), Julio, Karla Bonoff, others. Gold record “At This Moment” with Billy Vera & the Beaters.

1985–1999
Oakdale Theatre / Oakdale Concerts LLC • co-Owner/CEO

. With partner Bob Errato, built and operated the 5,000-seat Oakdale Theatre. Involved in all aspects of the company, concentrating on programming, outside dates (arenas, festivals), advertising and promotions.

2001–2021
CEO A Long Blue Scarf, entertainment company, Amsterdam, The Netherlands.

2021–present
Member management team, Beeotto, LLC, digital ad agency & cross-marketing platform headquartered in CT.

Education

. Cheshire Academy, Cheshire, CT
. University of Connecticut, Theatre Major
. Made Associate Fellow, Yale University, Silliman College

Leadership / Management

. Co-Owner/CEO of New England’s largest theatre (Oakdale); promoted additional arena/festival concerts inc. Rolling Stones, Kiss, Christmas & holiday specials, Barney, James Taylor, Andrea Bocelli.
. Board member New Haven Arts Council, Boys & Girls Club NH, member CT Governor’s Council on Branding and State Identification.

Contact

Office: 24 Brock Street, North Haven, CT 06473